Western Investment LLC

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Anworth Mortgage Asset Corporation

Supplemental Investor Presentation

Anworth has Very Poor Performance vs. Both Newer and Older Mortgage REITs

- The following chart adds returns from issue dates of newer high quality REITs

Cumulative return for period indicated including reinvestment of dividends

Start Date	12/31/2007	4/25/2008	5/16/2008	6/12/2009
End Date	3/31/2014	3/31/2014	3/31/2014	3/31/2014
ARMOUR Residential REIT Inc.	(3.85)%	(4.80)%	(4.48)%	(10.66)%
Hatteras Financial Corp.	-	75.62%	70.17%	44.56%
American Capital Agency Corp	-	-	212.73%	173.39%
CYS Investments Inc.	-	-	-	55.93%
Anworth Mortgage Asset Corporation	**38.10%**	**70.00%**	**55.45%**	**36.04%**
Annaly Capital Management, Inc.	40.62%	45.25%	43.15%	46.31%
MFA Financial, Inc.	101.73%	168.41%	154.86%	137.03%
Capstead Mortgage Corp.	124.51%	129.94%	108.96%	85.9%
Dynex Capital Inc.	92.97%	88.60%	89.93%	89.99%
Anworth Rank	**5th out of 6**	**5th out of 7**	**6th out of 8**	**8th out of 9**

Bloomberg data and analysis.

- We have included newer REITs that invest largely or exclusively in agency guaranteed mortgages.

- Anworth wants to include low quality and subprime REITs not because they are relevant, but because they improve Anworth's rank. Anworth promotes itself as a high quality, safe manager. Don't let them include vastly different strategies in the sample merely because it would improve Anworth's relative rank.

- We continue to believe the NAREIT Mortgage REIT index is much too broad a comparison. The NAREIT Mortgage REIT Index contains many companies that were mortgage originators or invested in subprime mortgages or other more exotic and riskier strategies and is not representative of what Anworth purports to be.

Many Analysts Negatively Review Anworth's 4/30 Earnings Call



- 6 of the 7 current analysts have hold ratings.
- Only 1 (RBC) has an outperform and that firm has an active business relationship with Anworth.

Many Analysts Negatively Review Anworth's 4/30 Earnings Call (continued)

- FBR: April 30, 2014

  "While may make sense for agency REITs to diversify business models, "this one is a little more out of the box, particularly as property management and achieving scale efficiency are critical success factors."

- KBW: April 30, 2014

  "part of Anworth's strategy to enhance shareholder value appears to be distressed single family housing. As of April 24, Anworth has purchased 58 single-family properties that it is currently renting or renovating for anticipated rental. We view this cautiously, fearing Anworth may be a bit "late to the party," and have reservations about reaching scale."

- Maxim: May 1, 2014

  "ANH Formed a Strategic Review Committee to examine possible diversification opportunities. In 1Q14, ANH agreed to acquire 58 residential homes in Florida for $8 million, with the intention of renting them until eventual sale. In our view, ANH currently lacks the infrastructure to pursue diversification initiatives that would provide material incremental earnings."

Many Analysts Negatively Review Anworth's 4/30 Earnings Call (continued)

- From RBC ANH report dated 4/30/14

"The analyst(s) responsible for preparing this research report received compensation that is based upon various factors, including total revenues of the member companies of RBC Capital Markets and its affiliates, a portion of which are or have been generated by investment banking activities of the member companies of RBC Capital Markets and its affiliates.

A member company of RBC Capital Markets or one of its affiliates received compensation for products or services other than investment banking services from Anworth Mortgage Asset Corporation during the past 12 months. During this time, a member company of RBC Capital Markets or one of its affiliates provided non-securities services to Anworth Mortgage Asset Corporation. RBC Capital Markets has provided Anworth Mortgage Asset Corporation with non-securities services in the past 12 months.

The author is employed by RBC Capital Markets, LLC, a securities broker-dealer with principal offices located in New York, USA."

Western Investment's Selected Comparable Companies Are More Accurate

- Despite a massive effort by the people Anworth hired in an attempt to hide Anworth's horrible performance by bringing in many unrelated issues and irrelevant arguments, we stand by our original statement that Anworth's most relevant peers in existence over the entire 10 (or 10 7/12) year period are Annaly (NLY), Capstead (CMO), Dynex (DX) and MFA (MFA).

- Anworth presents itself as holding high quality adjustable rate bonds.

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Western Investment's Selected Comparable Companies Are More Accurate (continued)

- It is totally appropriate to compare Anworth's returns to other REITs which had similar investment, but not identical, guidelines.

- MFA is primarily invested in high grade adjustable rate agency securities but has invested in high grade adjustable rate non-agency debt at times. It virtually eliminated such holdings by the end of 2006 and then re-established positions at highly discounted prices after the crash in 2009. We consider MFA to be an excellent comp starting in 2003.

- Dynex was invested in highly speculative commercial, manufactured housing and other exotic real estate investments and nearly went bankrupt in 1999. However, new management came in in 2003 and sharply reduced the balance sheet from $2.185 billion in 2002 to $467 million in 2006. After it sold off the risky paper, Dynex largely invested in adjustable rate agency paper and very high grade, short duration commercial loans. We consider Dynex to be an excellent comp starting in 2003.

- Capstead also ran into problems in the late 90's but restructured and thereafter invested almost exclusively in very short duration adjustable rate agency mortgage securities. We consider Capstead to be an excellent comp starting in 2003.

- Annaly has a much more flexible duration policy and at times had a longer duration but has almost exclusively invested in agency mortgages with a significant investment in adjustable rate debt. We consider Annaly to be an excellent comp starting in 2003.

- Anworth also makes the ridiculous claim that because they didn't go bankrupt, they did a good job. Give or take breakeven results over a 10 year period is not good performance when other similar companies largely avoided the 2007 crash and posted average returns of over 100%.

- **The NAREIT Mortgage REIT Index contains many companies that were mortgage originators or invested in subprime mortgages or other more exotic and riskier strategies and is not representative of what Anworth purports to be.**

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Western Has a Consistent Plan

- Western Investment has been consistent in its message that we are concerned with the Board's failure to take action regarding Anworth's over decade long history of abysmally poor performance, and believe NOW is the time to take action that is in the best interests of all stockholders.

- From the outset, we have said that our goal is to help determine the best course of action to maximize value for all stockholders. In both the preliminary and definitive proxy statements we stated that if elected, subject to compliance with their fiduciary duties, our nominees would consider exploring strategic opportunities to return value back to Anworth's stockholders in an amount equal to or greater than the REIT's liquidation value, net of fees and expenses, or liquidating Anworth underlying assets and dissolving Anworth.

- The only changes in our message regarding our strategic plans is to continue to provide greater detail to enable stockholders to make an educated decision.

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Anworth Has Tried to Mislead Investors by Taking Western Investment's Statements Out of Context

- Compare Anworth's quotes lifted out of context with the complete language.
  - 4/4/2014

    ANH

    "…best thing that can be done for stockholders is to simply liquidate the REIT"

    Western Investment:

    "Our goal is to help determine the best course of action to maximize value for all stockholders.

    We believe such abysmal performance should not be rewarded with the status quo retention of the same failing manager. In fact, we believe the performance is so bad that the best thing that can be done for stockholders is to simply liquidate the REIT and return all remaining value to stockholders, or enter into a transaction where stockholders would receive no less than the net liquidation value."

Anworth Has Tried to Mislead Investors by Taking Western Investment's Statements Out of Context

- Compare Anworth's quotes lifted out of context with the complete language.

4/25/2014

ANH:

"(our) nominees would consider liquidating Anworth"

Western Investment:

"We want to maximize long term value to stockholders.

Our goal is to help determine the best course of action to maximize long term value for all stockholders. If elected, subject to compliance with their fiduciary duties, our Nominees will consider replacing Anworth's manager with a new manager who will help maximize long term value for all stockholders. In addition, our Nominees would consider exploring other strategic opportunities to return value back to Anworth's stockholders, including liquidating Anworth's underlying assets and dissolving Anworth, in order to return value back to Anworth's stockholders in an amount equal to or greater than Anworth's liquidation value, net of fees and expenses. Because Anworth has performed so poorly, even with any fees that would be payable in connection with the termination of Anworth's management agreement and related expenses, we believe that stockholders would still be in a better position if Anworth were liquidated, than if Anworth continues on its existing course."

if (our Nominees) determine after a reasonable process that there was no other manager that could maximize long term value for stockholders, or no other transaction such as a merger or sale of the Anworth was reasonable or would provide greater than liquidation value to stockholders, then the Nominees would consider liquidating Anworth."

Anworth Tries to Mask its Failures by Attacking FFTW

- Anworth has attempted to deflect statements made about its poor performance by attempting to disparage Western Investment's recommendation for a new manager. FFTW is a highly respected fixed income specialist, which has been managing fixed income assets for over 40 years (since 1972) and managed US$51 billion as of March 31, 2014. Anworth has tried to mislead investors regarding FFTW's expertise and experience by highlighting one aborted transaction 6 years ago. The simple fact is that FFTW has significantly greater experience and a proven track record as compared with current management.

- Anworth has tried to scare stockholders by referring to the fees that will be required to be paid if the current manager is terminated. The fact that the current board entered into an agreement requiring such termination fees is further evidence of the mismanagement that has resulted in Anworth's poor performance and why change is needed. Even with the fees to be paid, Western Investment believes stockholders will still be better situated.

Anworth Failed to Aggressively Repurchase Shares until Threatened with a Proxy Contest

- Anworth claims that its board authorized aggressive share repurchases well before Western Investment's filing.

- Western Investment first met with Anworth on March 13, 2014 at which time Anworth stated its intent to nominate a slate of directors at the annual meeting.

- On March 14, one day after meeting with Western Investment, Anworth announced that it was doubling its stock repurchase program.

Western Investment's Nominees are Significantly More Qualified Than Anworth's Proposed Board

- A mortgage REIT by definition primarily invests in mortgage securities which are fixed income securities. It follows that the types of experience that are most relevant and most valuable to being on the board of a mortgage REIT are that of buying, selling and researching fixed income securities and managing fixed income portfolios, and further particularly of mortgage securities.

Anworth's independent nominees have the following experience:

Director	Years of experience in fixed income securities		Maximum Size of Portfolio Managed
	Buy, sell and research	Manage	
Lee. A Ault, III	0	0	$0
Joe E. Davis	0	0	$0
Robert C. Davis	0	0	$0
Mark S. Maron	0	0	$0
TOTAL	**0**	**0**	**$0**

Western's independent nominees

Director	Years of experience in fixed income securities		Maximum Size of Portfolio Managed
	Buy, sell and research	Manage	
Paul DeRosa	39	39	$20 billion
Greg Dube	37	8	$15 billion
Kenneth Dunn	15	15	$100 billion
Ronald Mass	23	21	$100 billion
Scott Richard	22	17	$100 billion
TOTAL	**136**	**100**	**$345 billion**

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Western Investment's Nominees are Significantly More Qualified Than Anworth's Proposed Board

- While 3 of Anworth's nominees have served on the board of Anworth Mortgage Asset, Western believes that the performance of the assets they supervised was so poor that they should be given no credit for this time.

- It is clear from the prior tables that Western's nominees with a combined 136 years of institutional fixed income experience, 100 years of fixed income portfolio management and $345 billion of assets managed vastly outrank Anworth's nominees who total zero, zero and zero respectively.

- Furthermore, by the standards that Anworth considers essential to serve on the board of a mortgage REIT, that is prior service in the same capacity, none of them were qualified to serve when appointed and Western Investment believes that they remain unqualified.

Western Investment Interests are Aligned with All Stockholders. Can Anworth Management Say the Same Thing?

- Western Investment, together with its fellow participants in this solicitation, own stock valued at over $28.7 million as of May 6, 2014.

- By contrast, Anworth management and directors only own stock valued at less than $9.6 million as of May 6, 2014, representing barely more than 1% of the outstanding shares.

- Western Investment is not looking to receive any management fees from Anworth.

- We are seeking to elect <u>truly independent</u> directors, none of whom are affiliated with or controlled by Western Investment.

- Western Investment does not want to control Anworth.

- Western Investment is seeking to maximize long-term value for ALL stockholders whereas management is working to preserve their own management fees.

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Western Investment Has Previously Predicted Disaster

- Western Investments is good at reading the market and knowing when to avoid a bad transaction.

- In 2006, Alesco Financial Trust proposed a merger with Sunset Financial Resources (SFO).

- Western Investment was a large shareholder in Sunset and strongly objected to the merger on the basis that even though Alesco had been very successful up to that point it was taking excessive credit risk and with very narrow credit spreads between high and low grade bonds at the time the risk/reward did not favor the strategy.

- ISS supported Western's position.

- Unfortunately (for other shareholders) the merger was completed. Western sold its shares and later Alesco was virtually wiped out in the credit crisis in 2008.

Western Investment Again Senses Flaws and Recommends Change

- Anworth needs to diversify but has made a poor choice in going into single family rentals at this point in the housing cycle. The majors in this space see limited opportunity and are cutting back sharply on purchases. Further, Anworth does not have the capital or the infrastructure to support a rental venture. Analysts were less than enthusiastic about the idea and management seems desperate to show they are doing something. A Bloomberg article dated March 14, 2014 indicated the largest buyers in this space (Blackstone, American Homes 4 Rent and Colony) are cutting back sharply on purchases.

- Anworth has a horrible history of diversifying. In November 2003, Anworth invested $75 million in a subsidiary called Belvedere Trust and by 2007 had $151 million at risk. Belvedere purchased many less than prime quality non-agency mortgages and invested in similar mortgage securities created by others, all on a leveraged basis. As you know in 2007 a credit crisis hit the mortgage market and Belvedere when was unable to meet margin calls it was completely wiped out. Common stockholder's equity at the end of 2007 was $352 million so the Belvedere loss was equal to 30% of equity. Not an insignificant portion of shareholder's net worth.

- We would not be surprised by a 10 to 15% drop in the price of Anworth stock if management prevails. The average discount to book at the end of the last 3 calendar quarters was 22%, approximately double today's level.

Stockholders Cannot Afford More Losses

- Anworth shares have traded at a persistent discount to book value over the past three years.

- The discount was a shocking 29.6% on December 31, 2013.

- The Board has failed to adequately address the decade of Anworth's failed performance and resulting deep discount to book value at which Anworth trades.

- Stockholders who invested in Anworth on August 31, 2003 have a cumulative loss of almost 6% through March 31, 2014 even after giving effect to reinvested dividends.

- Can investors afford more losses?

Stockholders Deserve:

- First rate management, not management with a decade of failure.

- A Board that represents them, not management.

- Directors whose interests are aligned with stockholders.

- Effective, engaged oversight of management.

- An amelioration of the persistent and overly deep discount to book value at which Anworth's shares have historically traded.

- A fair price for their invested assets when they decide it is time to sell - especially if they choose to sell, or need to sell, when the stock has traded at as much as a 29.6% discount only four months ago.

Our interests are aligned with all Stockholders

What we bring to the Board:

- Commitment to Good Governance.

- Ownership Representation in the Boardroom.

- Active, Engaged Advocacy.

- Talent, Expertise and Experience.

- **Focus on Improving Performance.**
  - Will explore replacing Anworth's current manager with a team focused on maximizing shareholder value.

- **Focus on Delivering Full Value.**
  - **Accretive program of share repurchases. Possibly up to the maximum amount allowable.**

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VOTE THE GOLD PROXY

HOW MUCH WORSE COULD THIS BE? CONTINUOUS UNDERPERFORMANCE PLUS A BOARD WHO HAS FAILED TO EXERCISE ITS FIDUCIARY RESPONSIBILITY TO STOCKHOLDERS.

THESE NOMINEES, IF ELECTED, WOULD CONSTITUTE ONE OF THE STRONGEST AND MOST EXPERIENCED BOARDS OF ANY ASSET MANAGER IN THE WORLD.

VOTE FOR THE NOMINEES THAT ARE COMMITTED TO TAKE ACTION THAT WILL LEAD TO MAXIMUM VALUE FOR ALL INVESTORS.